EXHIBIT 99.(d)(3)(A)

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

MANULIFE INVESTMENT MANAGEMENT (US) LLC

AMENDMENT (the “Amendment”) made as of the 28th of September, 2023 to the Subadvisory Agreement dated March 25, 2021 (the “Agreement”) between John Hancock Investment Management LLC, a Delaware limited liability company (the “Adviser”), and Manulife Investment Management (US) LLC, a Delaware limited liability company (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. CHANGE IN APPENDIX A

Appendix A to the Agreement is hereby amended and restated, as set forth in Appendix A to this Amendment, to reflect the addition of the following new series of the Trust: John Hancock Dynamic Municipal Bond ETF and John Hancock Fundamental All Cap Core ETF.

2. EFECTIVE DATE

This Amendment shall become effective as of the date first written above.

3. MISCELLANEOUS

Except as set forth herein, all provisions of the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same Amendment.

[Signatures page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz

Name:	Jay Aronowitz
Title:	Chief Investment Officer

MANULIFE INVESTMENT MANAGEMENT (US) LLC

By:	/s/ Diane Landers

Name:	Diane Landers
Title:	President and COO

APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for each Portfolio at an annual rate as follows (the “Subadviser Fee”):

Portfolios	First $500 million of Aggregate Net Assets*	Excess Over $500 million of Aggregate Net Assets*
John Hancock Corporate Bond ETF
John Hancock International High Dividend ETF
John Hancock Mortgage-Backed Securities ETF
John Hancock Preferred Income ETF
John Hancock U.S. High Dividend ETF

Portfolio	First $500 million of Aggregate Net Assets*	Next $500 million of Aggregate Net Assets*	Next $2 billion of Aggregate Net Assets*	Excess Over $3 billion of Aggregate Net Assets*
John Hancock Dynamic Municipal Bond ETF

Portfolio	First $2.5 billion of Aggregate Net Assets*	Excess Over $2.5 billion of Aggregate Net Assets*
John Hancock Fundamental All Cap Core ETF

*

The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust subadvised by the Subadviser. It also includes with respect to each Portfolio the net assets of one or more other portfolios subadvised by the Subadviser as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s).

Trust Portfolio(s)	Other Portfolio(s)
John Hancock Corporate Bond ETF	N/A
John Hancock Dynamic Municipal Bond ETF	N/A
John Hancock Fundamental All Cap Core ETF	JHF II Fundamental All Cap Core Fund and JHVIT Fundamental All Cap Core Trust

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John Hancock International High Dividend ETF	N/A
John Hancock Mortgage-Backed Securities ETF	N/A
John Hancock Preferred Income ETF	N/A
John Hancock U.S. High Dividend ETF	N/A

For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day (and to the extent not available, as of the most recent practicable day) of that fund.

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to the (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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